

umicore

03 OCT 21 7:21

Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW

Washington, DC 20549-0302
USA



03032672

For the attention of Mr Paul M. Dudek

Brussels, October 14, 2003
LegalCorp 40/2003

SUPPL

Dear Sir,

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

Umicore
Rule 12g3-2(b) Exemption No. 82-3876

Please find enclosed herewith, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, copy of the following documents :

- the press releases issued on July 23, 2003 entitled :
  - "Umicore acquires certain germanium assets from EaglePicher Technologies";
  - "Umicore sells one million of its own shares;
- the press release issued on September 22, 2003 entitled : "Umicore fuel cell division acquires catalyst patents from the Max-Planck-Institute (MPI)";
- the press release issued on October 10, 2003 entitled : "Placement of 2 million Umicore shares by Suez".

Yours sincerely,

Umicore





J. Fiérain
Manager
Legal Corporate Dpt.

A. Godefroid
Corporate Vice President Legal & Environmental Affairs

Encl.

n.v. Umicore s.a.
Administration & Legal Department
Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Tel +32 2 227 71 11
Fax +32 2 227 79 00
e-mail info@umicore.com

VAT BE401 574 852
Bank 210-0052900-87

umicore

Press release

23 July 2003

Umicore acquires certain germanium assets from EaglePicher Technologies

Umicore USA Inc. has acquired certain assets of EaglePicher Technologies' germanium products business, based in Quapaw, Oklahoma, for approximately USD 15 million in cash. These assets relate to the production of germanium-based products primarily used in infra-red optics and fibre optics applications. The transaction does not involve any of EaglePicher's assets that are involved in the production of germanium substrates.

This acquisition fits into the global, worldwide growth strategy of Umicore's Advanced Materials business.

The newly acquired business (formerly EaglePicher Electro-Optic Materials) is to be known as Umicore Optical Materials USA Inc. It will be integrated into Umicore's Electro-Optic Materials business unit and will provide this business with a valuable, US-based production and sales platform.

For more information:
n.v. Umicore s.a.:
Investor Relations *: Mr Tim WEEKES - Tel. +32 2 227 73 98 – tim.weekes@umicore.com*
Press: *Mr Eddy CORNELIS - Tel. +32 2 227 70 64 - +32 475 84 00 94 – eddy.cornelis@umicore.com*

n.v. Umicore s.a. Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 63
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais B-1000 Brussels

PROFILE

Umicore is an international metals and materials group. Its activities are centred on four business areas : Advanced Materials, Copper, Precious Metals and Zinc. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of exciting, new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle metals in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of EUR 3.2 billion in 2002 and currently employs some 9,000 people.

----

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 63
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

umicore

Press release

23 July 2003

Umicore sells one million of its own shares

On Tuesday July 22 Umicore sold one million of its own shares previously held as treasury shares. These shares were sold as a block to a financial intermediary and were subsequently placed among a limited number of financial institutions throughout Europe.
This transaction has taken place in the context of the long term funding plans of Umicore as referred to at the time the acquisition of the Precious Metals Group of OMG was announced (June 3, 2003).
Following this sale, Umicore owns just over 800,000 of its own shares representing some 3.5% of its issued capital.

For more information:
n.v. Umicore s.a.:
Investor Relations *: Mr Tim WEEKES - Tel. +32 2 227 73 98 – tim.weekes@umicore.com*
Press: *Mr Eddy CORNELIS - Tel. +32 2 227 70 64 - +32 475 84 00 94 – eddy.cornelis@umicore.com*

n.v. Umicore s.a. Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 63
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

PROFILE

Umicore is an international metals and materials group. Its activities are centred on four business areas : Advanced Materials, Copper, Precious Metals and Zinc. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of exciting, new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle metals in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of EUR 3.2 billion in 2002 and currently employs some 9,000 people.

----

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 63
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

umicore

Press release

22 September 2003

Umicore Fuel Cell Division acquires Catalyst Patents from the Max-Planck-Institute (MPI)

Umicore's Fuel Cell Division, located in Hanau-Wolfgang, Germany, has acquired various protective rights related to a new fuel cell catalyst technology from German Max-Planck-Institute für Kohlenforschung (MPI) in Mülheim, Germany.

Based on a unique nano-technology process, the Max-Planck-Institute invented new methods and procedures for manufacturing high performance electrocatalyst materials with superior, stable precious metal dispersions even at high loading levels. Electrocatalysts are the core of Umicore's MEA (membrane-electrode-assembly) technology and thus are of primary importance for the lifetime, performance and cost efficiency of polymer electrolyte membrane fuel cells (PEMFC) and direct methanol fuel cells (DMFC).

The patent portfolio acquired by Umicore incorporates three US patents as well as their foreign counterparts in Europe, Canada and Japan. It is based on research and development work performed by Prof. M. Reetz and Prof. H. Boennemann in the field of catalysis and nano-technology, and offers broad protection for nano-sized precious metal colloids, for manufacturing methods as well as for precious metal colloid based fuel cell catalysts.

Those protective rights significantly strengthen Umicore's intellectual property position and fit well into the company's global fuel cell patent portfolio. Furthermore, they are in line with the ongoing research activities in the field of catalysis.

The Fuel Cell Division of Umicore is a global leader in the development and manufacturing of advanced components for fuel cell systems and operates the first production line for membrane electrode assemblies in Europe. Fuel cells have significant potential as an energy source in a number of stationary, mobile and automotive applications. Umicore is committed to developing new products that contribute to progress in energy technology, communication technology and environmental protection.

For more information:
n.v. Umicore s.a.:
Investor Relations *: Mrs Isabelle MICHOTTE - Tel. +32 2 227 71 47 – isabelle.michotte@umicore.com*
Press: *Mr Eddy CORNELIS - Tel. +32 2 227 70 64 - +32 475 84 00 94 – eddy.cornelis@umicore.com*

PROFILE

Umicore is an international metals and materials group. Its activities are centred on five business areas : Precious Metals Services, Precious Metals Products and Catalysts, Advanced Materials, Zinc and Copper. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of exciting, new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle metals in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of EUR 3.2 billion in 2002 and currently employs some 12,500 people.

----

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 64
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels


umicore

Press release

10 October 2003

Placement of 2 million Umicore shares by Suez

Umicore has taken note of the placement by Suez of 2 million Umicore shares through UBS.

Umicore was gratified to learn of the rapid over-subscription of the offer and especially of the high level of interest shown by North American investors. This indicates the recognition by the global investment community of the strategic development of the company.

Umicore welcomes an even broader shareholder base and anticipates that this will contribute to further improvement in the stock's liquidity.

For more information:
n.v. Umicore s.a.:
***Investor Relations** : Mrs Isabelle MICHOTTE - Tel. +32 2 227 71 47 – isabelle.michotte@umicore.com*
***Press:** Mr Eddy CORNELIS - Tel. +32 2 227 70 64 - +32 475 84 00 94 – eddy.cornelis@umicore.com*

n.v. Umicore s.a. Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 70 64
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels